Filed Pursuant to Rule 424(b)(3)
Registration No. 333-88498

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 7, 2002

6,000,000 Shares

Common Stock

      Nortel Networks Inc. is offering 6,000,000 shares of our common stock pursuant to a Master Securities Loan Agreement, dated as of March 11, 2003, by and between Nortel Networks and CIBC World Markets Corp. In connection with market-making activities, CIBC may, subject to certain limitations, from time to time borrow up to 6,000,000 shares of our common stock held by Nortel Networks. We will not receive any proceeds from the offering of these shares.

      Our shares are listed on the Nasdaq National Market under the symbol “ARRS.” On March 10, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $4.57 per share.

      Investing in our common stock involves risks. Investors should carefully review the risk factors contained in the accompanying prospectus and the reports incorporated by reference in the accompanying prospectus for a discussion of risks associated with owning our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 11, 2003

      As used in this prospectus supplement, the terms “ARRIS,” “we,” “our,” and “us” and other similar terms refer to ARRIS Group, Inc. and our consolidated subsidiaries, unless we specify otherwise.

About this Prospectus Supplement

      Nortel Networks Inc. (“Nortel Networks”) is the successor in interest to Nortel Networks LLC (which was merged with and into Nortel Networks as of December 31, 2002). Pursuant to Registration Statement No. 333-88498, of which this prospectus supplement and the related prospectus are a part, Nortel Networks previously sold 15,000,000 shares of our common stock. This prospectus supplement relates to the remaining 6,000,000 shares of common stock registered pursuant to the Registration Statement.

      Nortel Networks and CIBC World Markets Corp. are parties to a Master Securities Loan Agreement, dated as of March 11, 2003, which provides that, subject to certain restrictions and with the agreement of Nortel Networks, CIBC may from time to time borrow up to 6,000,000 shares of our common stock from Nortel Networks. This prospectus supplement relates to our common shares that CIBC may borrow from Nortel Networks pursuant to the Securities Loan Agreement.

      The Securities Loan Agreement is being entered into in connection with a proposed offering of our convertible subordinated notes in a transaction exempt from the registration requirements of the Securities Act, and is intended to facilitate market-making activity in the notes. CIBC may from time to time offer shares of our common stock borrowed from Nortel Networks under the Securities Loan Agreement directly to one or more purchasers of convertible subordinated notes at negotiated prices, at market prices prevailing at the time of sale or at prices related to such market prices, in connection with such market-making activities. The availability of shares of our common stock under the Securities Loan Agreement, if any, at any time is not assured and any such availability does not assure market-making activity with respect to the convertible subordinated notes and any market-making actually engaged in by CIBC may cease at any time.

      CIBC is not receiving any fee or commission from Nortel Networks in connection with the loans, although it will receive customary compensation in connection with its sale of the convertible subordinated notes and may charge fees to its customers that borrow the shares of our common stock. We will not receive any compensation in connection with the loans of our common stock and will not receive any proceeds.

      As of March 10, 2003, we had 82,641,181 shares of common stock outstanding, which number includes the 6,000,000 shares being offered by Nortel Networks under this prospectus supplement. In addition to the shares being offered under this prospectus supplement, Nortel Networks owns 16,000,000 shares of our common stock. We have entered into a registration rights agreement with Nortel Networks under which we are generally required to effect specified demand registrations, as well as piggyback registrations, with respect to those shares, subject to certain limitations.

      In connection with an offering of our convertible subordinated notes, we and Nortel Networks have agreed, subject to certain exceptions, not to sell, without the prior written consent of CIBC, any shares of our common stock or any securities convertible into or exchangeable for our common stock for a period of 90 days after the pricing of the offering of our convertible subordinated notes.

PROSPECTUS

21,000,000 Shares

ARRIS GROUP, INC.

Common Stock

         By this prospectus, Nortel Networks LLC may offer and sell, from time to time, up to 21,000,000 shares of common stock offered by it under this prospectus. For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.” The shares of common stock registered under this prospectus may be sold by Nortel Networks directly to purchasers or through agents, underwriters, or dealers on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices which will be determined at the time of sale. If required, the name of any agents, underwriters or dealers and any other required information will be set forth in a supplement to this prospectus. We will bear the expenses and fees incurred in registering the shares offered by this prospectus. Nortel Networks will pay any brokerage commissions or discounts attributable to the sale of its shares. We will not receive any of the proceeds from the sale of common stock by Nortel Networks.

      Shares of our common stock are listed on the Nasdaq National Market under the symbol “ARRS.”

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of this prospectus and the risk factors contained in the reports incorporated by reference in this prospectus for a discussion of risks associated with owning our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 7, 2002

      As used in this prospectus, the terms “ARRIS,” “we,” “our,” and “us” and other similar terms refer to ARRIS Group, Inc. and its consolidated subsidiaries, unless we specify otherwise.

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ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this process, Nortel Networks may, over the next two years, sell up to 21,000,000 shares of our common stock in one or more offerings. This prospectus provides you with a general description of the common stock Nortel Networks may offer. The stockholder of record in this offering is Nortel Networks LLC, a wholly owned subsidiary of Nortel Networks Inc. and an indirect subsidiary of Nortel Networks Corporation. Nortel Networks Corporation exercises sole voting and investment power with respect to the shares being offered hereby by Nortel Networks LLC. For convenience, this prospectus uses “Nortel Networks” to refer to all of Nortel Networks Corporation, Nortel Networks Inc. and Nortel Networks LLC and specifies the specific entity only where material.

      Each time Nortel Networks sells common stock under this prospectus, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      ARRIS files annual, quarterly and special reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by ARRIS with the SEC can be inspected and copied at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and from the web site that the SEC maintains at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our common stock is quoted on the Nasdaq National Market under the symbol “ARRS.”

      We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the internet at the SEC’s web site. We have included this prospectus in our registration statement that we filed with the SEC. The registration statement provides additional information that we are not required to include in the prospectus. You can receive a copy of the entire registration statement as described above. Although this prospectus describes the material terms of certain contracts, agreements and other documents filed as exhibits to the registration statement, you should read the exhibits for a more complete description of the document or matter involved.

      This prospectus is part of a registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are part of the registration statement for a copy of the referenced contract or document.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will automatically update and supersede this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 001-16631) after the initial filing of the registration statement that contains this prospectus and prior to the termination of this offering:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2001;

(b)	Our Current Report on Form 8-K, dated January 8, 2002;

(c)	Amendment No. 1 to our Current Report on Form 8-K/ A, dated January 8, 2002;

(d)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

(e)	Our Current Report on Form 8-K, dated April 24, 2002;

(f)	Our Proxy Statement for our Annual Meeting of stockholders which was held on May 29, 2002 (other than the material contained under the captions “Compensation Committee Report on Executive Compensation,” “Report of Audit Committee,” “Performance Graph,” “Independent Auditors and Their Fees,” and “Appendix — ARRIS Group, Inc. Audit Committee Charter”);

(g)	The audited financial statements of Arris Interactive L.L.C. appearing on pages F-2 through F-15 of Amendment No. 2 to our Registration Statement on Form S-4 (Registration No. 333-61524) filed on July 2, 2001 under the name Broadband Parent Corporation; and

(h)	The description of our common stock contained in our Registration Statement on Form 8-A, as filed on August 3, 2001, as amended by our Registration Statement on Form 8-A/ A as filed on August 7, 2001, including any amendments or reports filed for the purpose of updating such descriptions.

      We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: ARRIS Group, Inc., 11450 Technology Circle, Duluth, Georgia 30097, (678)473-2000, Attn: Secretary.

ABOUT ARRIS

      We provide cable telephony, high-speed data, transmission and optical transport solutions for broadband local access networks. Our products, which span from the cable operator’s headend, or central office facilities, to the subscriber premises, allow cable operators to offer toll quality voice, high-speed data and video services cost efficiently over an integrated hybrid fiber/coax, or HFC, network. Our broadband products, which represent our largest and fastest growing product category in terms of revenues, include our constant bit rate and Voice over Internet Protocol, or VoIP, cable telephony and data product lines. We are the market leader in cable telephony with over 42 customers serving subscribers in 101 cities in 13 countries. We have approximately 14 million lines of installed telephony capacity with approximately 3 million active lines.

      We are the successor to ANTEC Corporation. In August 2001, Nortel Networks and ANTEC combined their joint venture, Arris Interactive L.L.C., with ANTEC to create our current company, ARRIS Group, Inc., which was formerly known as Broadband Parent Corporation.

      We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 11450 Technology Circle, Duluth, Georgia 30097, and our telephone number is (678)473-2000.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus and in our other filings incorporated by reference before deciding to invest in our common stock. The risks described below and in our other filings incorporated by reference are not the only ones facing our company. Additional risks not presently known to us, or which we currently consider immaterial may also adversely affect our company. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

Our business is dependent on customers’ capital spending on broadband communication systems, and reductions by customers in capital spending could adversely affect our business.

      Our performance has been largely dependent on customers’ capital spending for constructing, rebuilding, maintaining or upgrading broadband communications systems. Capital spending in the telecommunications industry is cyclical. A variety of factors will affect the amount of capital spending, and therefore, our sales and profits including:

•	general economic conditions;

•	availability and cost of capital;

•	other demands and opportunities for capital;

•	regulations;

•	demands for network services;

•	competition and technology; and

•	real or perceived trends or uncertainties in these factors.

The markets in which we operate are intensely competitive, and competitive pressures may adversely affect our results of operations.

      The markets for broadband communication systems are extremely competitive and dynamic, requiring the companies that compete in these markets to react quickly and capitalize on change. This will require us to retain skilled and experienced personnel as well as deploy substantial resources toward meeting the ever-changing demands of the industry. We compete with national and international manufacturers, distributors and wholesalers including many companies larger than us. Our major competitors include:

•	ADC Telecommunications;

•	C-COR.net;

•	Cisco Systems;

•	Harmonic;

•	Juniper Networks;

•	Motorola;

•	Phillips;

•	Riverstone Networks;

•	Scientific-Atlanta;

•	Tellabs; and

•	Terayon Communications Systems.

      The rapid technological changes occurring in the broadband markets may lead to the entry of new competitors, including those with substantially greater resources than us. Since the markets in which we compete are characterized by rapid growth and, in some cases, low barriers to entry, smaller niche market companies and start-up ventures also may become principal competitors in the future. Actions by existing competitors and the entry of new competitors may have an adverse effect on our sales and profitability. The broadband communications industry is further characterized by rapid technological change. In the future, technological advances could lead to the obsolescence of some of our current products, which could have a material adverse effect on our business.

      Further, many of our large competitors are in a better position to withstand any significant reduction in capital spending by customers in these markets. They often have broader product lines and market focus and therefore will not be as susceptible to downturns in a particular market. In addition, several of our competitors have been in operation longer than us and they therefore have more long-standing and established relationships with domestic and foreign broadband service providers than do we. We may not be able to compete successfully in the future, and competition may harm our business.

Our business has primarily come from several key customers. The loss of one of these customers or a significant reduction in services to one of these customers would have a material adverse effect on our business.

      Our two largest customers are AT&T, including AT&T Broadband, and Cox Communications. For the three months ended March 31, 2002, sales to AT&T Broadband and its parent AT&T accounted for approximately 27.2% of our total sales, while sales to Cox Communications accounted for approximately 17.2%. We currently are the exclusive provider of telephony products for both AT&T Broadband in eight metro areas and Cox Communications. In addition, Cabovisao and Adelphia accounted for approximately 9.4% and 8.9% of our total sales for the first quarter of 2002. The loss of AT&T Broadband, Cox Communications or one of our other large customers, or a significant reduction in the services provided to any of them would have a material adverse impact on our business.

Developments relating to Adelphia Communications Corporation may adversely affect our business and results of operations.

      Adelphia, which accounted for 8.9% of our sales in the first quarter of 2002 and 8.1% of our total sales for 2001, recently announced that it intends to restate its 1999, 2000 and 2001 financial statements subject to the completion of its annual audit work with its independent auditors, and it has delayed filing its Annual Report on Form 10-K. Adelphia has indicated that the restatements will tentatively reflect borrowings and related interest expense under certain co-borrowing arrangements with various entities affiliated with the Rigas family, who founded Adelphia and controls approximately 60% of the voting power, which amounted to approximately $3.1 billion as of December 31, 2001.

      On June 3, 2002, Adelphia’s common stock was delisted from the Nasdaq National Market, in part because of Adelphia’s failure to file its Annual Report. The delay in filing its Annual Report constitutes an event of default under certain public debentures and under its subsidiary’s principal credit agreements and the delisting also triggers a default provision with convertible bondholders, allowing them to demand $1.4 billion in cash from Adelphia.

      Recently, Adelphia has announced the resignations of four members of the Rigas family who were serving as executive officers and directors of Adelphia, including its chief executive officer and its chief financial officer. In addition, Adelphia announced that it was being investigated by the Securities and Exchange Commission and by federal grand juries in New York and Pennsylvania. Adelphia also has announced that it missed $44.7 million of interest and dividend payments due on May 15, 2002. Moody’s Investor Service has downgraded the ratings for Adelphia and its subsidiaries and left their ratings under review for possible further downgrade and warned that bankruptcy was an increasing likelihood. Standard & Poors has lowered its corporate credit rating on Adelphia and revised the credit watch implications to negative.

      On May 22, 2002, we announced that Adelphia indicated to us that for the near future it would not be issuing new orders for our products as it continues its efforts to conserve capital. As a result, we expect that our sales and total revenues will be adversely affected. In addition, our accounts receivable from Adelphia at June 5, 2002 totaled approximately $19.6 million. We have not determined whether we will record an allowance with respect to these receivables. If we were to take an allowance for the full amount of the receivables, the effect would be to reduce our earnings by 24 cents per share. The revenue loss associated with Adelphia primarily affects our supplies and services product category, which has approximately $70 million of goodwill associated with it. We cannot presently determine whether this goodwill will be impaired as a result of the Adelphia developments. We cannot predict what further effects the developments relating to Adelphia will have on our business.

An inability to fully develop a sales, distribution and support infrastructure in international markets and the costs associated with developing this infrastructure may adversely affect our results of operations.

      Historically, Arris Interactive relied upon Nortel Networks exclusively for sales, distribution and support of its products in the international markets and for certain customers in the North American market. We entered into a non-exclusive sales representation agreement with Nortel Networks to market Arris Interactive’s products. This agreement terminated on December 31, 2001, with respect to the North American market and this agreement will terminate on December 31, 2003, with respect to international markets. In June 2001, Nortel Networks announced that it was realigning its business, which will include the discontinuance of Nortel Networks’ access solutions operations, including its Arris Interactive related operations. To avoid reliance on Nortel Networks and other third parties, we have attempted to develop our own sales, marketing, distribution and support infrastructure, particularly to support and enhance our international sales. However, these efforts may not be successful, or if successful, might not be sufficient to offset sales lost from the discontinuance of our relationship with Nortel Networks.

Our credit facility imposes financial covenants that may adversely affect the realization of our strategic objectives.

      We and certain of our subsidiaries have entered into a revolving credit facility providing for borrowing up to a committed amount of $143.0 million, with borrowing also limited by a borrowing base determined by reference to eligible accounts receivable and, subject to obtaining appropriate appraisals, eligible inventory. As of June 2, 2002, the borrowing base was $22.0 million. The committed amount under this revolving credit facility may be increased by up to $25.0 million, under certain conditions at a later date upon the agreement of the lenders thereunder. The credit facility imposes, among other things, covenants limiting the incurrence of additional debt and liens and requires us to meet certain financial objectives.

      The credit facility has a maturity date of August 3, 2004. However, the maturity date of the credit facility will be March 31, 2003 in the event that approximately $54 million in principal amount of our 4 1/2% convertible subordinated notes due May 15, 2003 are not either refinanced or converted to our common stock prior to March 31, 2003 in a manner satisfactory to the lenders under the credit facility. In April 2002, we exchanged 1,017,285 shares of our common stock for $9.75 million of the notes in private transactions and announced an additional public exchange offer for up to $70.0 million of the notes. The public exchange offer expired May 10, 2002 with $5.65 million of the notes being tendered in exchange for 576,504 shares of our common stock. After giving effect to these transactions, there was $99.6 million in principal amount of the notes outstanding. The acceleration of the maturity date of the credit facility could have a material adverse effect on our business.

We have substantial stockholders that may not act consistent with the interests of the other stockholders.

      As of May 31, 2002, Nortel Networks owned approximately 45.2% of our common stock and after selling its shares of our common stock offered by this prospectus, it would own approximately 19.6% of our common stock as of that date. Liberty Media Group, which is not a selling stockholder under this prospectus, beneficially owned approximately 9.3% of our common stock. These respective ownership interests result in both Nortel Networks and Liberty Media having a substantial influence over us. Nortel Networks and Liberty Media may not exert their respective influences or sell their respective shares at a time or in a manner that is consistent with the interests of other stockholders. Even after selling 21,000,000 shares of common stock offered by this prospectus, Nortel Networks will still be, in its capacity as a large stockholder, able to significantly influence stockholder action, including, for instance, stockholder approval of a merger or large acquisition.

Our largest stockholder is selling a large portion of our common stock, which could cause the price of our stock to decline.

      Under the registration statement of which this prospectus is a part, Nortel Networks is registering a substantial amount of our common stock to be sold in the public market. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could lower the price of our common stock. Nortel Networks is exercising its rights under a registration rights agreement with us so that it is able to offer and sell shares of our common stock under this prospectus. However, assuming all the shares of our common stock offered by this prospectus are sold, Nortel Networks will still own 16,000,000 shares of our common stock. These shares will still be subject to the registration rights agreement between us and Nortel Networks. This means that Nortel Networks will have the power to cause us to initiate a public offering for all or part of Nortel Networks’ remaining shares of our common stock, subject to the standstill agreement between Nortel Networks and Liberty Media whereby Nortel Networks and Liberty Media have agreed not to exercise their registration rights or sell any shares of our common stock held by them pursuant to Rule 144 of the Securities Act during the restricted period (excluding the shares registered by the registration statement of which this prospectus is a part). Further, Nortel Networks could cause us to file a shelf registration statement, which would allow Nortel Networks to sell the remainder of its ARRIS shares on the open market at an undetermined point in the future. Liberty Media currently has similar registration rights. Through the exercise of their registration rights, either Nortel Networks or Liberty Media or both could sell a large number of shares to the public after the expiration or termination of the standstill agreement. For more information on the standstill agreement between Nortel Networks and Liberty Media, see the section of this prospectus entitled “Selling Stockholder.”

      Nortel Networks also owns a redeemable membership interest in Arris Interactive. The terms of the membership interest may require Nortel Networks to exchange the membership interest for common stock, preferred stock (which may be convertible), or notes (which may be convertible) upon the happening of certain circumstances. The exchange for, and conversion into, our common stock would occur at the then prevailing market price of the common stock. Since some of the circumstances under which exchange and/or conversion is permitted may occur in the event that we are in significant financial distress, it is possible that the market price of the common stock would be quite low and that Nortel Networks would be able to convert its new membership interest into a significant, but presently undeterminable, portion of our common stock which could dilute our other stockholders.

We may adopt a shareholder rights plan or take other actions that could delay or prevent a third-party acquisition.

      In connection with both the registration of the shares offered under this prospectus and the standstill agreement between Nortel Networks and Liberty Media, we agreed, under certain circumstances, to relax restrictions in the investor rights agreement that will make it easier for Nortel Networks to sell its shares of our stock beginning September 30, 2002. As a result, our board of directors has considered whether the adoption of a shareholder rights plan (commonly known as a “poison pill”) is appropriate, and prior to September 30, 2002, we expect that our board of directors again will consider adopting a shareholder rights plan which, if adopted, could make it more difficult for a third party to acquire us or may delay that process. For more information on the standstill agreement see the section of this prospectus entitled “Selling Stockholder.”

We may dispose of existing product lines or acquire new product lines in transactions that may adversely impact us and our future results.

      On an ongoing basis, we evaluate our various product offerings in order to determine whether any should be sold or closed and whether there are businesses that we should pursue acquiring. Future acquisitions and divestitures entail various risks, including:

•	the risk that we will not be able to find a buyer for a product line while product line sales and employee morale will have been damaged because of general awareness that the product line is for sale;

•	the risk that the purchase price obtained will not be equal to the book value of the assets for the product line that we sell; and

•	the risk that acquisitions will not be integrated or otherwise perform as expected.

Products currently under development may fail to realize anticipated benefits.

      Rapidly changing technologies, evolving industry standards, frequent new product introductions and relatively short product life cycles characterize the markets for our products. The technology applications currently under development by us may not be successfully developed. Even if the developmental products are successfully developed, they may not be widely used or we may not be able to successfully exploit these technology applications. To compete successfully, we must quickly design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. However, we may not be able to successfully develop or introduce these products if our products:

•	are not cost effective;

•	are not brought to market in a timely manner;

•	fail to achieve market acceptance; or

•	fail to meet industry certification standards.

      Furthermore, our competitors may develop similar or alternative new technology applications that, if successful, could have a material adverse effect on us. Our strategic alliances are based on business relationships that have not been the subject of written agreements expressly providing for the alliance to continue for a significant period of time. The loss of a strategic partner could have a material adverse effect on the progress of new products under development with that partner.

Consolidations in the telecommunications industry could result in delays or reductions in purchases of products, which would have a material adverse effect on our business.

      The telecommunications industry has experienced the consolidation of many industry participants and this trend is expected to continue. We and one or more of our competitors may each supply products to businesses that have merged or will merge in the future. Consolidations could result in delays in purchasing decisions by the merged businesses, and we could play either a greater or lesser role in supplying the communications products to the merged entity. These purchasing decisions of the merged companies could have a material adverse effect on our business.

      Mergers among the supplier base also have increased, and this trend may continue. The larger combined companies with pooled capital resources may be able to provide solution alternatives with which we would be put at a disadvantage to compete. The larger breadth of product offerings by these consolidated suppliers could result in customers electing to trim their supplier base for the advantages of one-stop shopping solutions for all of their product needs. These consolidated supplier companies could have a material adverse effect on our business.

Our success depends in large part on our ability to attract and retain qualified personnel in all facets of our operations.

      Competition for qualified personnel is intense, and we may not be successful in attracting and retaining key executives, marketing, engineering and sales personnel, which could impact our ability to maintain and grow our operations. Our future success will depend, to a significant extent, on the ability of our management to operate effectively. In the past, competitors and others have attempted to recruit our employees and in the future, their attempts may continue. The loss of services of any key personnel, the inability to attract retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and other technical professionals could negatively affect our business.

We are substantially dependent on contract manufacturers, and an inability to obtain adequate and timely delivery of supplies could adversely affect our business.

      Many components, subassemblies and modules necessary for the manufacture or integration of our products are obtained from a sole supplier or a limited group of suppliers, including Nortel Networks. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks including a potential inability to obtain an adequate supply of required components, subassemblies or modules and reduced control over pricing, quality and timely delivery of components, subassemblies or modules. Historically, we have not generally maintained long-term agreements with any of our suppliers or subcontractors. An inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply could affect our ability to ship products on a timely basis. Any inability to reliably ship our products on time could damage relationships with current and prospective customers and harm our business.

Our international operations may be adversely affected by any decline in the demand for broadband systems designs and equipment in international markets.

      Sales of broadband communications equipment into international markets are an important part of our business. The entire line of our products is marketed and made available to existing and potential international customers. In addition, United States broadband system designs and equipment are increasingly being employed in international markets, where market penetration is relatively lower than in the United States. While international operations are expected to comprise an integral part of our future business, international markets may no longer continue to develop at the current rate, or at all. We may fail to receive additional contracts to supply equipment in these markets.

Our international operations may be adversely affected by changes in the foreign laws in the countries in which we have manufacturing or assembly plants.

      A significant portion of our products are manufactured or assembled in Mexico and the Philippines and other countries outside of the United States. The governments of the foreign countries in which we have plants may pass laws that impair our operations, such as laws that impose exorbitant tax obligations or nationalize these manufacturing facilities.

We may face difficulties in converting earnings from international operations to U.S. dollars.

      We may encounter difficulties in converting our earnings from international operations to U.S. dollars for use in the United States. These obstacles may include problems moving funds out of the countries in which the funds were earned and difficulties in collecting accounts receivable in foreign countries where the usual accounts receivable payment cycle is longer.

Our profitability has been, and may continue to be, volatile, which could adversely affect the price of our stock.

      We have experienced several years with significant operating losses. Although we have been profitable in the past, we may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on our stock price. In addition, our operating results may be adversely affected by timing of sales or a shift in our products mix, which may add to the volatility of our results.

We may face higher costs associated with protecting our intellectual property.

      Our future success depends in part upon our proprietary technology, product development, technological expertise and distribution channels. We cannot predict whether we can protect our technology, or whether competitors can develop similar technology independently. We have received and may continue to receive from third parties, including some of our competitors, notices claiming that we have infringed upon third-party patents or other proprietary rights. Any of these claims, whether with or without merit, could result in costly litigation, divert the time, attention and resources of our management, delay our product shipments, or require us to enter into royalty or licensing agreements. If a claim of product infringement against us is successful and we fail to obtain a license or develop non-infringing technology, our business and operating results could be adversely affected.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

      This document contains numerous forward-looking statements about our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock or ownership interests and other matters. The words “estimate,” “project,” “intend,” “expect,” “believe,” “forecast” and similar expressions are intended to identify these forward-looking statements, but some of these statements may use other phrasing. Any statement in this document that is not a historical fact is a forward-looking statement. Except to the extent required by applicable law, we expressly disclaim any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Such forward-looking statements, wherever they occur in this document, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements are described in the risk factors above and elsewhere in this document. In addition to the foregoing, (1) all of the factors affecting our business may not have been correctly identified and assessed; (2) the publicly available and other information, upon which the analysis contained in this document is based, may not be complete or correct; (3) the analysis may not be correct; or (4) the strategies, which are based in part on this analysis, may not be successful.

DESCRIPTION OF OUR CAPITAL STOCK

      Our authorized capital stock is 325,000,000 shares consisting of 320,000,000 shares of common stock and 5,000,000 shares of preferred stock, which may be issued in such series and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the board of directors for each series. The following summary description of various provisions of our amended and restated certificate of incorporation and our by-laws does not purport to be complete and is qualified in its entirety by reference to provisions of those documents.

Common Stock

      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for payment of such dividends, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of ARRIS, the holders of our common stock are entitled to receive ratably the net assets of ARRIS available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

      The shares of our common stock to be offered hereby by the selling stockholder are fully paid and nonassessable.

      The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

      We have authorized 5,000,000 shares of preferred stock which may be issued with such preferences and voting rights as the board of directors, without further approval by the stockholders, may determine by duly adopted resolution. No shares of our preferred stock are currently issued and outstanding.

Certain Charter and By-Law Provisions

      Pursuant to the provisions of the Delaware General Corporation Law, or DGCL, we have adopted provisions in our amended and restated certificate of incorporation and by-laws which require us to indemnify our officers and directors to the fullest extent permitted by law, and eliminate the personal liability of our directors to us or our stockholders for monetary damages for breach of their duty of due care except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of laws;

•	for liability under Section 174 of the DGCL relating to unlawful dividends, stock repurchases or stock redemptions; or

•	for any transaction from which the director derived any improper personal benefit.

      These provisions do not eliminate a director’s duty of care. Moreover, the provisions do not apply to claims against a director for violation of laws, including Federal securities laws. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors and officers.

      Our amended and restated certificate of incorporation includes a provision which allows the board of directors, without stockholder approval, to issue up to 5,000,000 shares of preferred stock with voting, liquidation and conversion rights that could be superior to and adversely affect the voting power of holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of ARRIS.

Delaware Anti-Takeover Law

      As a Delaware corporation, we are subject to Section 203 of the DGCL. Under Section 203 certain “business combinations” between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203 (we have not made such election);

•	the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own.

      The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three year years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Common Stock Market Data and Dividends

      On August 6, 2001, our common stock began trading on the Nasdaq National Market under the symbol “ARRS.” Prior to the ARRIS reorganization on August 3, 2001, our common stock traded on the Nasdaq National Market under the symbol “ANTC.”

      The following table reports the high and low trading prices per share of our common stock as reported by the Nasdaq National Market for each of the quarters since January 1, 2000:

	High	Low

2000:
First Quarter	$61.25	$28.94
Second Quarter	57.00	34.38
Third Quarter	50.00	20.44
Fourth Quarter	29.75	6.88

2001:
First Quarter	14.38	6.63
Second Quarter	15.76	5.25
Third Quarter	13.59	2.68
Fourth Quarter	11.65	3.18

2002:
First Quarter	10.70	7.71
Second Quarter (through June 6, 2002)	9.90	5.94

      On June 6, 2002, the last reported sales price for our common stock as reported by the Nasdaq National Market was $5.94 per share. As of May 31, 2002, there were approximately 174 record holders of our common stock.

      We have not paid dividends on our common stock since our inception. Our primary loan agreement contains covenants that prohibit us from paying dividends.

USE OF PROCEEDS

      Nortel Networks will receive all of the proceeds from the sale of the common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock by Nortel Networks, but have agreed to bear certain expenses associated with registering the shares under federal and state securities laws.

SELLING STOCKHOLDER

      The following table sets forth certain information regarding the beneficial ownership, as of May 31, 2002, of shares of our common stock by Nortel Networks and the beneficial ownership of common stock as adjusted to reflect the sale of the common stock by Nortel Networks as if the sale of all of the shares had occurred as of May 31, 2002. Except as otherwise indicated, to our knowledge, Nortel Networks Corporation has sole voting and investment power with respect to the securities held of record by Nortel Networks LLC. The amounts set forth below are based upon information provided to us by Nortel Networks, or on our records, and are accurate to the best of our knowledge. It is possible, however, that Nortel Networks may acquire or dispose of additional shares of our common stock from time to time after the date of this prospectus and any changes of which we are advised will be set forth in a prospectus supplement to the extent so required. See “Plan of Distribution.” The common stock offered by this prospectus may be offered from time to time by Nortel Networks, or any of its pledgees, assignees, donees, distributees, transferees or other successors in interest to any or all of the shares of ARRIS common stock held by it.

		No. of Shares		Percentage of
		Owned		Common Stock
	Relationship with	Prior to	No. of Shares to be	Owned After
Name	ARRIS	Transaction	Offered for Resale	Sale

Nortel Networks LLC	See below	37,000,000	21,000,000	19.6%

Arris Interactive L.L.C. Operating Agreement and Option Agreement

      In connection with the registration of shares under the registration statement of which this prospectus is a part, we have entered into an option agreement with Nortel Networks that permits Arris Interactive to redeem Nortel Networks’ membership interest in Arris Interactive at a discount of up to 40% if Nortel Networks is able to sell a minimum of 10 million shares, or such lesser number of shares as Nortel Networks may elect to sell, in a firm commitment underwritten offering pursuant to this registration statement on or before June 30, 2002. The amount of the discount is based on the percentage of our shares of common stock that Nortel owns as of June 30, 2002. The discount percentage will be determined according to the following parameters:

Nortel Ownership Percentage of
ARRIS Common Stock	Discount
as of June 30, 2002	Percentage

Less than 20%	40%
20% or more, but less than 21.5%	30%
21.5% or more, but less than 23%	27.5%
23% or more, but less than 25%	25%
25% or more, but less than 27%	21%
27% or more	20%

      In addition, the option agreement provides that the term of the option shall commence on the closing date of the sale by Nortel Networks of at least 10 million shares, or such lesser number of shares as Nortel Networks may elect to sell, in a firm commitment underwritten offering pursuant to this registration statement and expire on June 30, 2003. We originally issued the new membership interest to Nortel Networks in connection with our acquisition from Nortel Networks in August 2001 of the portion of Arris Interactive that we did not own. As part of this transaction Nortel Networks received a new membership interest in Arris Interactive with a face amount of $100 million. The new membership interest earns a “paid in kind” return of 10% per annum, compounded annually, and would have become redeemable in approximately four quarterly installments commencing February 3, 2002, had we met certain availability and other tests under our revolving credit facility at that time. The availability tests were not met as of February 3, 2002 or May 3, 2002, and, as a result, we have not redeemed any of Nortel Networks’ membership interest. We do not anticipate that the availability tests will be met during the 2002 calendar year.

Amended and Restated Investor Rights Agreement

      In connection with our acquisition of Nortel Networks’ interest in Arris Interactive, we and Nortel Networks entered into an amended and restated investor rights agreement and an amendment thereto, governing certain aspects of the relationship of Nortel Networks and us.

      The amended and restated investor rights agreement contains, among other things, rights relating to and limitations on transactions of our common stock by Nortel Networks. Nortel Networks has agreed that it generally will not acquire additional shares of our common stock, make any proposals seeking a business combination involving us, deposit our voting securities into a voting trust, except as provided in the investor rights agreement, or make any similar arrangements regarding our voting securities, engage in a proxy contest or solicitation, call a meeting of stockholders or seek stockholder approval of any action or participate in a group with other holders of our voting securities. However, Nortel Networks may participate in discussions or negotiations regarding the acquisition of ARRIS by an unaffiliated third party. The third-party offer must be for at least 90% of the outstanding shares of our common stock held by stockholders other than Nortel Networks, its affiliates or the third party. In addition, at least a majority of the shares of our common stock held by these stockholders must be tendered in the third-party offer. The per share consideration offered to Nortel Networks and its affiliates in the third-party offer may be below the consideration offered to stockholders unaffiliated with Nortel Networks or the third party.

      In addition, the amended and restated investor rights agreement places limitations on Nortel Networks’ ability to sell or transfer any shares of common stock, except a transfer to an affiliate of Nortel Networks. Generally, Nortel Networks may sell or transfer shares of common stock only in the following transactions:

•	in a bona fide public offering effected in accordance with the registration rights agreement;

•	in a bona fide open market transaction as permitted by the provisions of Rule 144 under the Securities Act; or

•	in a privately-negotiated transaction to either an institutional investor or any other person, provided that:

•	Nortel Networks may not sell or transfer shares to any institutional investor if, after giving effect to the sale or transfer, such investor would own shares representing more than 10 percent of the outstanding voting power of ARRIS; and

•	Nortel Networks may not sell or transfer shares to any other person, other than an institutional investor, unless such person agrees to be bound by the provisions of the amended and restated investor rights agreement which limit transactions and dispositions of our capital stock.

The amended and restated investor rights agreement may be terminated by either ARRIS or Nortel Networks if:

•	a transaction as a result of a third-party offer is consummated;

•	the parties mutually agree in writing; or

•	at any time after Nortel Networks and its affiliates cease to own shares representing at least 10 percent of the total voting power of ARRIS.

      Under the amended and restated investor rights agreement, Nortel Networks may appoint two members to our board of directors. We must include the two Nortel Networks nominees in the slate of nominees recommended by the board to our stockholders for any future election of directors. However, if and when Nortel Networks and its affiliates own shares representing less than 20 percent but greater than 10 percent of our outstanding common stock, then Nortel Networks will be entitled to only one nominee on the board of directors and, if necessary, it will cause one nominee then serving on the board to resign. Further, if Nortel Networks and its affiliates cease to own shares representing at least 10 percent of our outstanding common stock, then it is not entitled to any nominees on the board and it will cause the resignation of all of its nominees then serving on the board. Nortel Networks has agreed to vote its shares of our common stock for the election of the slate of nominees proposed by us for election to its board of directors so long as Nortel Networks’ nominees are included in such slate. Nortel Networks is otherwise free to vote such shares as it elects.

      As part of our negotiations relating to the redemption of Nortel Networks’ membership interest in Arris Interactive we have agreed to amend the terms of the existing amended and restated investor rights agreement between us, Nortel Networks LLC and Nortel Networks Inc. The amendments are subject to the sale by Nortel Networks of a minimum of 10 million shares, or such lesser number of shares as Nortel Networks may elect to sell, in a firm commitment underwritten offering pursuant to this registration statement on or before June 30, 2002. The amendments will become effective upon the later of September 30, 2002, and the date that Nortel Networks’ ownership percentage drops below 27% of our common stock and would remove restrictions on Nortel Networks’ ability to sell shares of our common stock. In addition, the amendments provide that Nortel Networks would agree not to challenge a shareholder rights plan in the event that we decide to adopt such a plan.

Registration Rights Agreement

      In connection with our acquisition of Nortel Networks’ interest in Arris Interactive, we and Nortel Networks entered into a registration rights agreement. Under this agreement, we granted Nortel Networks registration rights for the common stock issued to Nortel Networks in connection with the acquisition of Arris Interactive. Nortel Networks has the right to require us to initiate a public offering for any shares requested to be sold by Nortel Networks, provided that the number of shares requested to be sold by Nortel Networks is equal to at least five percent of our then outstanding shares of common stock. Nortel Networks may exercise its rights to request a registration once during any 90-day period. Additionally, Nortel Networks has the right to participate in and sell shares of stock held by it during any public offering of our stock, whether offered by us or any other stockholder. We have agreed to pay for Nortel Networks’ expenses relating to its participation in a public offering, whether or not the offering is initiated by Nortel Networks. We may not grant registration rights to other stockholders superior to those granted to Nortel Networks without also offering such superior registration rights to Nortel Networks.

      In addition to the agreements and transactions described in this section, we and Nortel Networks are parties to other agreements which are described in the Proxy Statement for our Annual Meeting of Stockholders, which was held on May 29, 2002, under the caption “Certain Relationships and Related Transactions,” including but not limited to a transitional services agreement, a loaned employee agreement, a component supply agreement, a development agreement, a sales representation agreement and lease arrangement.

Standstill Agreement between Nortel Networks and Liberty Media

      Nortel Networks and Liberty Media have entered into a standstill agreement under which each of them has agreed that it will not exercise their registration rights or sell any shares of our common stock pursuant to Rule 144 of the Securities Act during the restricted period, excluding in the case of Nortel Networks the 21 million shares held by it that we are registering for sale under the registration statement of which this prospectus is a part. The restricted period commences on the consummation of a firm commitment underwritten public offering pursuant to this registration statement on or before June 30, 2002 and expires on the sooner of July 31, 2003 and thirty days after the completion of both of the following: (1) the refinancing, redemption or maturity of at least 66% of the original principal amount of our 4 1/2% convertible subordinated notes due May 15, 2003, and (2) the redemption by Arris Interactive of at least 66% of the original principal amount of Nortel Networks’ new membership interest in Arris Interactive plus accrued dividends.

PLAN OF DISTRIBUTION

      Nortel Networks, or its pledgees, assignees, donees, distributees, transferees, or any other successors in interest to any or all of the shares of our common stock held by Nortel Networks, has advised us that it may sell the shares from time to time on any stock exchange or automated interdealer quotation system on which the shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. Subject to the limitations set forth in the amended and restated investor rights agreement between us and Nortel Networks, Nortel Networks may sell the shares by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the shares, whether or not the options are listed on an options exchange;

•	through the distribution of the shares by Nortel Networks to its partners, members, stockholders or creditors;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods of sale.

      In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      Nortel Networks may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals or as agents of Nortel Networks. Broker-dealers may agree to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for Nortel Networks, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

      Subject to the limitations set forth in the amended and restated investor rights agreement, Nortel Networks may pledge, hypothecate or grant a security interest in some or all of its shares. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be a selling stockholder. In addition, subject to the limitations set forth in the amended and restated investor rights agreement, Nortel Networks may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

      To the extent required under the Securities Act, the aggregate amount of Nortel Networks’ shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from Nortel Networks and/or purchasers of Nortel Networks’ shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      Nortel Networks and any underwriters, brokers, dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.

      Subject to the limitations set forth in the amended and restated investor rights agreement, Nortel Networks may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with them, including, without limitation, in connection with distributions of the shares by those broker-dealers. Nortel Networks may enter into options or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares pursuant to this prospectus. Nortel Networks may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby pursuant to this prospectus.

      Nortel Networks and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by Nortel Networks and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of Nortel Networks and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

      We agreed to register the shares under the Securities Act, and, with certain exceptions, to keep the registration statement of which this prospectus is a part effective and usable until no later than two years following the date of initial effectiveness of such registration statement, which effectiveness shall terminate upon the occurrence of certain agreed upon events. We have agreed to pay all expenses in connection with the preparation and filing of the registration statement, excluding underwriting discounts, concessions, commissions or fees and expenses of Nortel Networks, such as fees and expenses of counsel of Nortel Networks.

      We will not receive any proceeds from sales of any shares by Nortel Networks.

      We cannot assure you that Nortel Networks will sell all or any portion of the shares offered hereby.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated herein by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited the financial statements of Cadant, Inc. as of December 31, 2001 and 2000, and for the years then ended, appearing in our Current Report on Form 8-K dated January 8, 2002, as amended, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Cadant, Inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) included therein, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The financial statements of Arris Interactive as of December 31, 2000 and 1999, and each of the three years in the period ended December 31, 2000 (as restated in 1998) incorporated in this prospectus by reference from the registration statement No. 333-61524 on Form S-4, as amended, of Broadband Parent Corporation have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 11), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon by Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308-2216.